Golenbock Eiseman Assor Bell & Peskoe, LLP

711 Third Avenue – 17th Floor

New York, New York 10017

212-907-7300

Andrew D. Hudders

212-907-7349

ahudders@golenbock.com

October 27, 2021

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attn: Jordan Nimitz, Esq. – Office of Life Sciences

RE:	TC BioPharm (Holdings) Limited
Registration Statement No. 333-260492
Amendment No 1 to the Registration Statement
on Form F-1, filed on October 26, 2021

Dear Ms. Nimitz:

TC BioPharm (Holdings) Limited (the “Company”) is filing today an Amendment No. 1, to its registration statement filed on October 26, 2021, to adjust patient trial information included on pages 75 and 76 of the prospectus with data recently provided the Company from the trial hospital. The Company believes the additional information should be added to the table so that investors may have all the information available to the Company.

If there are any questions concerning the above, please contact either the Company representatives or the undersigned at ahudders@golenbock.com or 212-907-7349.

Very truly yours,

/s/ Andrew D. Hudders

Andrew D. Hudders

cc:	Martin Thorp, TC BioPharm Limited
Toby Rintoul, TC BioPharm Limited
Joseph Lucosky, Lucosky Brookman LLP